Simpson Thacher & Bartlett LLP

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PALO ALTO, CA 94304

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Direct Dial Number +1-650-251-5130	E-mail Address kkennedy@stblaw.com

July 29, 2019

VIA EDGAR

Re:	10x Genomics, Inc. Registration Statement on Form S-1 (CIK No. 0001770787)

Russell Mancuso

Thomas Jones

Gary Newberry

Lynn Dicker

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of 10x Genomics, Inc. (the “Company”) we hereby submit to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the following supplemental information in order to facilitate the Staff’s review of the Company’s registration statement on Form S-1 originally submitted on a confidential basis by the Company to the Commission on May 10, 2019, and as revised and further submitted on June 20, 2019 and on July 19, 2019 (the “Registration Statement”), including the analysis of the matters contemplated in comment number 33 (“Comment #33”) of the Staff’s comment letter, dated June 6, 2019, relating to the initial submission of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement.

To assist your review, we have retyped the text of Comment #33 in italics below.

33.

We note that the weighted average exercise price of options issued during 2018 is significantly less than the $9.57 and $12.73 per share price of Series D and D-1 Convertible Preferred Stock, respectively, issued during 2018. Describe to us the material positive and negative events occurring during the period which

Securities and Exchange Commission	July 29, 2019

contributed to the variances in the estimated fair value of your common shares underlying these option issuances. Please also provide us with the underlying common stock share price of the equity instruments issued and progressively bridge to the current estimated IPO price the fair value per share determination used for each option grant since January 1, 2019. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

To further assist your review, we have retyped the text of our prior response to Comment #33 in italics below:

The Company acknowledges the Staff’s requests and will supplementally provide the requested information to the Staff under separate cover when available.

Summary Preliminary IPO Price Range

The Company supplementally advises the Staff that it has been advised by representatives of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters (collectively, the “Underwriters”), that it would not be possible at this stage to provide the Company with a current estimated IPO price range given the high volatility in the market and the preliminary stage of their analysis. Therefore, as discussed in the July 9, 2019 telephone conversation between Gary Newberry and Lynn Dicker of the Commission and Kevin Kennedy of Simpson Thacher & Bartlett LLP, to help expedite the Staff’s review the Company is hereby providing the Staff with its analysis of the Company’s approach to option pricing and fair market value determinations with respect to the option grants made by the Company’s board of directors (the “Board”) or the compensation committee of the Board from January 1, 2018 through the December 31, 2018 (the “Review Period”). As discussed, as soon as the Underwriters are able to provide the Company with an estimated IPO price range the Company will supplementally provide the Staff with an analysis of its equity grants made in 2019 in a subsequent letter.

Common Stock Valuations

The section captioned “Common stock valuation” on pages 91 through 92 in the “Management’s discussion and analysis of financial condition and results of operations” section of the Registration Statement includes a detailed explanation of the methodology used by the Company to determine the fair market value of its common stock on dates when stock options were granted by the Board or the compensation committee of the Board, factors and approaches considered by the Company in determining fair market value and factors which caused the fair market value to change over time. Since January 1, 2018, the Company obtained third-party common stock valuation reports (“Valuation Reports”) every three months from valuation specialists of a professional valuation firm (the “Valuation Firm”) for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended. Such Valuation Reports were relied on, in part, to determine the fair market value of the Company’s common stock in conjunction with the Company’s accounting for its stock option awards in accordance with Accounting Standards Codification 718, Compensation—Stock Compensation. The Valuation Reports were prepared by the Valuation Firm in accordance with the guidance outlined in the American Institute

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of Certified Public Accountants Technical Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Guidelines”).

Preferred Stock Rights and Privileges Over Historical Class B Common Stock

Since its inception, the Company has funded its operations primarily through the sale and issuance of various series of convertible preferred stock (the “Preferred Stock”). Each series of Preferred Stock carries rights and privileges superior to the rights and privileges of the Historical Class B Common Stock, which is the class of common stock issued upon the exercise of stock options granted by the Company.

The superior rights and privileges of holders of the Preferred Stock include the following, among other rights and privileges:

•

Each share of Preferred Stock gives its holder the right to vote on an as-converted to Historical Class A Common Stock basis. Shares of Historical Class A Common Stock are entitled to 100 votes per share. During the Review Period, shares of Preferred Stock were convertible into shares of Historical Class A Common Stock on a one-to-one basis, resulting in the holders of Preferred Stock having the right to 100 votes for each share of Preferred Stock owned. By contrast, holders of the Historical Class B Common Stock have the right to only one vote for each share of Historical Class B Common Stock owned. The superior voting rights of the Preferred Stock provide the holders of the Preferred Stock and Historical Class A Common Stock with the ability to control Company stockholder voting. Due to the number of shares of Historical Class A Common Stock and Preferred Stock outstanding throughout the Review Period compared to the number of shares of Historical Class B Common Stock outstanding during the Review Period, at no point during the Review Period have holders of the Historical Class B Common Stock, either individually or in the aggregate, held sufficient voting power to influence the operations or decision making of the Company. The holders of the Preferred Stock and the Historical Class A Common Stock alone have held this power during the Review Period due to their superior voting rights.

•

Each share of Preferred Stock gives its holder the right to receive annual non-cumulative dividends, when and if declared by the Board, equal to 8% of the purchase price of each such share prior to the distribution of any dividends to the holders of the Historical Class A Common Stock or Historical Class B Common Stock. The holders of the Historical Class A Common Stock and Historical Class B Common Stock have no similar dividend right.

•

The holders of the Preferred Stock, voting together as a single class and on an as-converted basis, have the right to veto a number of categories of potential acts or transactions affecting the Company including any proposed liquidation, dissolution or winding up of the Company (“Liquidation Transaction”), amendment to the Company’s amended and restated certificate of incorporation or bylaws, declaration or payment of any dividends, additional preferred stock financing or change to the number of authorized directors on the Board, among other acts and transactions. The holders of the Historical Class A Common Stock and Historical Class B Common Stock have no similar class-based right to veto such potential acts or transactions by the Company.

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•

Each share of the Company’s Preferred Stock is contingently redeemable upon the occurrence of a Liquidation Transaction due to the liquidation preferences held by each series of Preferred Stock. In the event of a Liquidation Transaction, the holders of each series of Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the Company’s assets or funds to the previous series of Preferred Stock, an amount per share equal to the series price per share plus any declared but unpaid dividends on such shares (the “Liquidation Preference”). In such event, only after the full Liquidation Preference of each series of Preferred Stock has been paid would the remaining assets of the Company, if any, be distributed among the holders of the Historical Class A Common Stock and Historical Class B Common Stock.

During the Review Period, the Company issued stock options to purchase shares of its Historical Class B Common Stock. As discussed further below, throughout the Review Period the Company faced certain business and litigation risks which resulted in a higher assessed probability of a Liquidation Transaction which could have disproportionately benefited holders of the Preferred Stock compared to the holders of the Historical Class B Common Stock (please refer to Litigation Considerations during the Review Period below). The uncertainty around these business and litigation risks and the increased probability of a Liquidation Transaction during the Review Period explains the differences between the purchase prices per share of the Series D Preferred Stock in April 2018 and the Series D-1 Preferred Stock in October 2018 compared to the fair market value of shares of the Historical Class B Common Stock granted during the Review Period.

Overview to Option Pricing and Fair Market Value Determinations

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the estimated fair market value of the underlying common stock subject to the stock options granted to service providers of the Company. During the Review Period, the Board, with input from management, determined the estimated fair market value of the Company’s common stock after considering Valuation Reports from the Valuation Firm as well as the other objective and subjective factors described in the Registration Statement and discussed below.

To facilitate the Staff’s review, the Company has included the table below, which is a complete list of all grants of options to purchase shares of the Historical Class B Common Stock during the Review Period:

Grant/Sale Date	Shares of Historical Class B Common Stock Underlying Options Granted	Exercise Price Per Share	Fair Market Value Per Share of Common Stock at Grant Date
February 2, 2018	176,000	$1.62	$1.62
June 1, 2018	1,145,000	$2.88	$2.88
July 27, 2018	276,000	$3.59	$3.59
November 2, 2018	2,280,813	$5.04	$5.04
November 6, 2018	320,760	$5.04	$5.04

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As described in the Company’s Registration Statement, upon each instance in which the Board granted options during the Review Period, the Board granted such options with exercise prices determined by the Board to be equal to the fair market value of the underlying common stock subject to such options on the date of each such grant.

To date, there has been no public market for the Company’s common stock. As such, the estimated fair market value of the Company’s Historical Class B Common Stock has been determined at each grant date by the Board, with input from management, based on the information known to the Board and management on the grant date and after giving consideration to the common stock price per share estimated in the then-most recent Valuation Report as well as a review of any recent events and their potential impact on the estimated fair market value of the common stock. On each grant date during the Review Period and upon each grant, based on the close temporal proximity of each grant to the valuation date of the then-most recent Valuation Report and having determined that no material events affecting the Company had occurred since the valuation date that were not reflected in the Valuation Report and that would have warranted a change in the common stock valuation between the valuation date and the grant date, the Board granted options with exercise prices equal to the per share fair market value presented in the then-most recent Valuation Report.

Methods Used to Determine Option Exercise Prices and Fair Market Values

The table below summarizes the fair market values, key assumptions and methods that were used in the Valuation Reports during the Review Period for the Historical Class B Common Stock, giving consideration to the rights and privileges of each series of Preferred Stock as of each valuation date and continued developments related to the risks and uncertainties of the business and litigation matters discussed herein:

New Round of Financing Valuation Report Analysis	Valuation Date 12/31/2017	Valuation Date 3/31/2018	$50 Million Series D 4/10/2018	Valuation Date 6/30/2018	Valuation Date 9/30/2018	$35 Million Series D-1 10/17/2018	Valuation Date 12/31/2018	YoY % Change

Business Equity Value (BEV) (’000’s)	$273,200	$484,600	N/A	$569,300	$725,800	N/A	$828,782	203%
Quarterly Increase	N/A	77%	N/A	17%	27%	N/A	14%

Preferred Stock (1)	$4.48	$9.57	$9.57	$9.57	$12.73	$12.73	$12.73	184%

Undiscounted Common Stock	$2.74	$4.80	N/A	$5.79	$7.14	N/A	$8.33	204%
Percentage of Preferred	61%	50%	N/A	61%	56%	N/A	65%

DLOM	41.0%	40.0%	N/A	38.0%	29.5%	N/A	16.6%

Common Stock	$1.62	$2.88	N/A	$3.59	$5.04	N/A	$6.95	329%
Percentage of Preferred	36%	30%	N/A	38%	40%	N/A	55%

Allocation Model	OPM	OPM	N/A	OPM	OPM	N/A	PWERM/OPM
Principal Approach	OPM backsolve	Income	N/A	Income	OPM backsolve	N/A	Market, OPM backsolve
Confirming Approaches	Income, Market, PWERM	OPM backsolve, Market	N/A	Market	Income, Market	N/A	N/A

Model Assumptions:

Timing and Probability of Exit Scenarios	10% - IPO - 2 yrs 70% - Sale - 1.75 yrs 10% - Dissolution - 2 yrs 10% - Stay Private - 3 yrs	10% - IPO - 2 yrs 70% - Sale - 1.75 yrs 5% - Dissolution - 2 yrs 15% - Stay Private - 3 yrs	N/A	10% - IPO - 1.75 yrs 70% - Sale - 1.5 yrs 5% - Dissolution - 1.75 yrs 15% - Stay Private - 3 yrs	40% - IPO - 1.25 yrs 40% - Sale - 1.25 yrs 5% - Dissolution - 1.5 yrs 15% - Stay Private - 5 yrs	N/A	40% - IPO - 1.0 yrs 40% - Sale - 1.0 yrs 5% - Dissolution - 1.25 yrs 15% - Stay Private - 5 yrs

Probability Weighted Term	2 Years	2 Years	N/A	2 Years	2 Years	N/A	NA

Volatility from peer group over 2 year term	82.25%	80.40%	N/A	77.50%	74.70%	N/A	63.48%

(1) - Value of the most senior Preferred Stock nearest each valuation date

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As depicted in the table above, the Company experienced significant increases in its business enterprise value (“BEV”) during the period from December 31, 2017 to December 31, 2018 which resulted in a 329% increase in the estimated value of the Historical Class B Common Stock over the period. The significant growth in the BEV, and resulting increases in the estimated value of the Historical Class B Common Stock, was primarily driven by the following business events during 2018:

•

In March 2018, the Company completed its acquisition of Epinomics, Inc. (“Epinomics”), which provided the Company with foundational technologies in the emerging area of epigenetics research and helped the Company establish a new market opportunity. The Company completed the sale and issuance of the Series D Preferred Stock in April 2018 to finance this acquisition.

•

In November 2018, the Company completed its acquisition of Spatial Transcriptomics, Inc. (“Spatial”), which provided the Company with foundational technologies in the emerging area of spatial transcriptomics and helped the Company establish another new market opportunity. The Company completed the Series D-1 Preferred Stock issuance in October 2018 to finance this acquisition.

•

Throughout 2018, the Company continued to execute on its go-to-market and business strategies which resulted in significant growth in revenues recognized during 2018 as compared to the prior year. Please see Grant-by-Grant Analysis below for a detailed discussion of such events throughout 2018.

•

During the Review Period, the Company also experienced significant risks to its business including risks related to certain litigation matters. Please see Litigation Considerations during the Review Period as well as Grant-by-Grant Analysis below for a discussion of these risks and uncertainties. The Valuation Reports, prepared on a quarterly basis, considered these risks and uncertainties when estimating the BEV of the Company and the resulting estimated fair market values of its Preferred Stock and Historical Class B Common Stock as of each valuation date, determining the discount for lack of marketability (“DLOM”) applied to the Historical Class B Common Stock, and assessing the probabilities and timing of various potential exit scenarios considered in their analysis. In addition:

o

The Company re-evaluated key inputs of the analyses utilized in the Valuation Reports as of each valuation date. As the Company continued to execute on its business plan and gained more clarity on business and litigation risks throughout 2018, the Company re-evaluated the DLOM used to estimate the fair market value of the Historical Class B Common Stock. As a result, during 2018 the estimated DLOM decreased from 41% as of December 31, 2017 to 16.6% as of December 31, 2018.

o

From the December 2017 Valuation Report through the June 2018 Valuation Report (both defined below), the possibility of a strategic sale of the Company was assessed a 70% probability. This probability was based in part on the Company’s understanding that its then-current size, profile, industry and relative stage of development made the Company a potential target for acquisition offers. Additionally, based on discussions with current and potential investors, legal counsel and representatives from several investment banks, the Company determined that the then-current status of the litigation matters facing the Company likely would have presented significant barriers to a

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potential IPO if conducted during the period between the December 2017 Valuation Report and the June 2018 Valuation Report.

o

By September 2018, the Company had made sufficient progress in efforts to develop and validate its design for its Next GEM microfluidic chip (the “Next GEM”). Because the Next GEM chip was a novel, proprietary design clearly differentiated from the claims in the patents asserted by Bio-Rad in the multiple litigation matters discussed in the “Legal proceedings” section of the “Business” section of the Registration Statement on pages 123 through 124, this development significantly reduced the potential impact that an adverse ruling in this litigation would have upon the Company’s operations and ability to continue to execute on its business plans. The decreased risk to the Company’s business resulted in an increased probability of an IPO, and as a result, in the September 2018 Valuation Report (as defined below), management assessed the probability of an IPO at 40% (an increase from 10% in the June 2018 Valuation Report) and a strategic sale at 40% (a decrease from 70% in the June 2018 Valuation Report). Please see Litigation Considerations during the Review Period below for additional discussion.

Preferred Stock Values Used in Models to Derive Business Enterprise Value

Each Valuation Report during the Review Period derived the BEV implied by the then-most recent sale of Preferred Stock to the extent possible. The sales of such Preferred Stock were deemed to have been at arm’s length with new or existing investors, who were deemed contemporaneously to have been informed and prudent investors. Specifically, and as stipulated as a best practice in the AICPA Guidelines, the Company utilized Option Pricing-Method (“OPM”) backsolving to determine the implied BEV based on the purchase price per share of the then-most recent sale of Preferred Stock. In the event that more than six months had passed since the then-most recent sale of Preferred Stock, and when a fundamental approach to calculating the BEV was deemed inappropriate due to limited historical revenue and confidence of the growth trajectory of the business, adjustments were made to the backsolve analysis which considered changes in comparable company and market conditions, as well as any Company-specific events which had transpired since the then-most recent sale of Preferred Stock. As the Company continued to successfully execute to both top- and bottom-line financial forecasts, the Company determined that its financial forecasts could be used as a reliable measure to compute the BEV, allowing the Valuation Firm to utilize an income approach by applying a discounted cash flow (“DCF”) analysis to the Company’s forecast and then adjusting for specific risks associated with the forecasts. Beginning with the December 2018 Valuation Report the Valuation Firm began using a hybrid probability-weighted expected return method (“PWERM”)/OPM model, as discussed below. For each such valuation, other approaches, such as the market approach and the PWERM, were also used as confirming values to the final BEV of such valuations.

Model Used to Derive Undiscounted Common Stock Price

For each Valuation Report during the Review Period through the September 2018 Valuation Report, the Valuation Firm used the OPM not only to determine the implied BEV based on the then-most recent sale of Preferred Stock but also to allocate value to the series of Preferred Stock and to the Historical Class B Common Stock prior to applying any discounts.

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Given the early stage of the Company’s life cycle through the September 2018 Valuation Report, the Company was too early in its estimated time-to-a-liquidation-event to utilize the PWERM as the primary valuation method. Using the OPM was appropriate as the Company continued to face significant business and litigation risks and the OPM allowed for the Liquidation Preferences of the Preferred Stock to be used for allocating value.

With the Company’s continued execution of its business plan during the fourth quarter of 2018, additional clarity regarding the litigation with Bio-Rad resulting from the jury verdict in November 2018 and the Company’s preliminary discussions with various investment banks in December 2018 regarding a potential IPO, and as the expected time to a liquidation event decreased, the PWERM was used to determine BEV in the December 2018 Valuation Report.

Information Used in Determining the Common Stock Value

In addition to considering the Valuation Reports, the Board used assumptions based on various objective and subjective factors, combined with management judgement, to determine the fair market value of the Historical Class B Common Stock as of each grant date during the Review Period. After consideration of these other factors, some of which were incorporated in the models and assumptions used in the Valuation Report, the Board determined that no modifications were necessary to the Valuation Reports. These factors included:

•

the status of litigation involving the Company (please see Litigation Considerations during the Review Period below) and the Company’s ability to mitigate potential adverse outcomes from such litigation;

•

the prices at which the Company sold shares of Preferred Stock and the superior rights and preferences of each series of Preferred Stock relative to the Historical Class B Common Stock at the time of each stock option grant;

•	external market conditions and trends affecting the life sciences research and development industry;

•

the Company’s financial condition and operating results, including the Company’s levels of available capital resources and history of top- and bottom-line performance relative to its forecasted results;

•	the progress of the Company’s research and development efforts and market acceptance of the Company’s products;

•	hiring of key personnel to support the strategic initiatives and growth of the Company;

•	equity market conditions affecting comparable public companies;

•	general United States market and macro-economic conditions; and

•	the likelihood of various exit scenarios, including the likelihood of an IPO, and the lack of marketability of the Company’s common stock prior to an IPO.

Litigation Considerations during the Review Period

The risk factor captioned “We are involved in significant litigation which has consumed significant resources and management time and adverse resolution of these lawsuits could require us to pay significant damages, and prevent us from selling our products, which would severely adversely impact our business, financial condition or results of operations” on pages 43 through

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47 in the “Risk factors” section of the Registration Statement and the “Legal proceedings” section on pages 123 through 125 of the “Business” section of the Registration Statement include detailed summaries of the defensive litigation matters in which the Company has been and remains currently involved (collectively, the “Litigation Matters”). As disclosed in the Registration Statement, the Litigation Matters relate to substantially all of the Company’s products and, during the Review Period, trials, hearings, other proceedings, activities and events relating to the Litigation Matters occurred. The Litigation Matters created uncertainty around the Company’s future prospects and its ability to continue selling its products throughout the Review Period.

Specifically, the Litigation Matters collectively presented risks during the Review Period that the Company’s products would be enjoined from sale in the United States, that key components of the Company’s products (specifically the GEM microfluidic chip used in substantially all of the Company’s products) would be excluded from import into the United States, that the Company’s products would be enjoined from sale in Germany and that the Company would be liable for significant damages for prior and future product sales (potentially in excess of the Company’s cash). This uncertainty was factored into management’s financial projections and impacted the discount rates used in the Company’s discounted cash flow model and the risk premium component of the model’s DLOM during the Review Period.

The Litigation Matters and the uncertainty which accompanied them were a topic of discussion with investors in the Company’s Series D and Series D-1 Preferred Stock financings. For example, negotiations for the Series D-1 Preferred Stock financing were completed in October 2018, shortly before a November 2018 jury award in the Delaware Action resulted in the Company accruing a $30.6 million litigation accrual in the fourth quarter of 2018.

Grant-by-Grant Analysis

February 2018 Grants

The Board determined the fair market value of the Historical Class B Common Stock of the Company to be $1.62 per share as of February 2, 2018. The Board based its determination on several factors, including a third-party Valuation Report valuing the Historical Class B Common Stock at $1.62 per share as of December 31, 2017 (the “December 2017 Valuation Report”).

The BEV for the December 2017 Valuation Report was derived using the OPM backsolve for the sale on April 3, 2017 of the Company’s Series C Preferred Stock at $4.48 per share, with a market adjustment based on the time lapse from the closing of the sale of the Series C Preferred Stock to the valuation date (a period of approximately nine months). The sale of the Series C Preferred Stock was deemed an arm’s-length transaction as significant new investors led the round, including Fidelity and Softbank, who together purchased 59% of the Series C Preferred Stock sold in the financing. The BEV was then increased by 26.0% (the average change in the market capitalization of the peer group companies between the closing of the Series C financing and the valuation date) and further adjusted for the Company’s cash burn between these dates. The Company also largely achieved its business objectives for 2017 and met its financial forecast, further supporting the increase in the value of the BEV.

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June 2018 Grants

The Board determined the fair market value of the Historical Class B Common Stock of the Company to be $2.88 per share as of June 1, 2018. The Board based its determination on several factors, including a third-party Valuation Report valuing the Historical Class B Common Stock at $2.88 per share as of March 31, 2018 (the “March 2018 Valuation Report”).

The March 2018 Valuation Report identified several factors driving the increase in fair market value of the Historical Class B Common Stock from $1.62 to $2.88. The income approach was used to derive the BEV, taking into consideration the positive factors as well as certain negative impacts described below, to derive the Historical Class B Common Stock value. The discount of the Historical Class B Common Stock in relation to the implied value of the Series D Preferred Stock sold in April 2018 factored in the Liquidation Preferences of the Preferred Stock and the Company’s business and litigation risks were factored into the DLOM.

Events between the December 2017 Valuation Report and the March 2018 Valuation Report included:

•	drivers of the increase from $1.62 to $2.88, including

o

the growth of the Company’s business and execution of certain financial, operational and strategic goals such as the overachievement of the Q1 2018 revenue targets and being on track to achieve Q2 2018 revenue targets, leading to increased anticipated revenue and profitability and the overachievement of trailing twelve-month revenue targets;

o

the acquisition in March 2018 of all of the outstanding shares of Epinomics, which enabled the Company to establish foundational technologies in emerging areas of genomic research and helped the Company create a new market opportunity;

o	the announcement and market response at the Advances in Genome Biology and Technology conference of new Company products to be introduced later in 2018;

o

the sale of the Series D Preferred Stock in April 2018, which was deemed an arm’s-length transaction as significant new investors, including Meritech Capital Partners and Wells Fargo, lead the round, together purchasing 50% of the Series D Preferred Stock sold in the financing; and

o	the refinancing of the Company’s loan with Silicon Valley Bank, which provided for increased available borrowing limits.

•

factors which negatively impacted the fair market value of the Historical Class B Common Stock and contributed to its discounted value as compared to the Series D Preferred Stock sold in April, 2018. Specifically:

o	the Litigation Matters and the associated business and product design risks, generally;

o

the February 13, 2018 filing by Bio-Rad of a lawsuit against the Company in Germany (as discussed in the section “Business—Legal proceedings—The Germany Action” on page 124 and elsewhere in the Registration Statement) (the “Germany Action”) created uncertainty regarding a material portion of the Company’s international revenue and the Company’s ability to sell substantially

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all of its products in Germany and the potential obligation to repurchase previously sold products in Germany;

o	the task of validating and commercializing Next GEM still posed a high level of uncertainty and substantially all of the Company’s products remained at risk; and

o

the plans to implement U.S. microfluidic chip manufacturing capability to mitigate the risk of an adverse finding in the litigation brought by Bio-Rad in the International Trade Commission, which the Company tentatively targeted for Q4 2018 completion, still posed a high level of uncertainty.

July 2018 Grants

The Board determined the fair market value of the Historical Class B Common Stock of the Company to be $3.59 per share as of July 27, 2018. The Board based its determination on several factors, including a third-party Valuation Report valuing the Historical Class B Common Stock at $3.59 per share as of June 30, 2018 (the “June 2018 Valuation Report”).

The June 2018 Valuation Report identified several factors driving the increase in fair market value of the Historical Class B Common Stock from $2.88 to $3.59. The income approach was used to derive the BEV, taking into consideration the positive factors as well as certain negative impacts described below, to derive the Common Stock value. The discount of the Historical Class B Common Stock in relation to the implied value of the most senior preferred stock factored into the Liquidation Preferences of the Preferred Stock and the Company’s business and litigation risks were factored into the DLOM.

Events between the March 2018 Valuation Report and the June 2018 Valuation Report included:

•	drivers of the increase from $2.88 to $3.59, including

o	more rapid-than-anticipated expansion of the Company’s activities into the Asia Pacific region; and

o	the shipment of new products in new areas, increasing the diversification of the Company’s revenue portfolio.

•

factors which negatively impacted the fair market value of the Historical Class B Common Stock and continued to contribute to its discounted value as compared to the Series D Preferred Stock sold in April, 2018. Specifically:

o	the Litigation Matters and the associated business and product design risks, generally;

o

the May 2018 hearing held before the International Trade Commission in which a future adverse outcome could result in an exclusion order which would prevent the importation of key components of the Company’s products (the “ITC Case”);

o

the June 2018 court ruling in the Delaware Action, wherein the court generally denied all of the Company’s summary judgment motions, finding that there were issues of fact for the jury to decide and permitting all claims to go to trial;

o	the burden on key resources in the Company’s research and development department, such as microfluidics personnel, who were investing time to prepare

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for and complete activities, including depositions, related to the Litigation Matters, which lead to delays in certain project launch dates;

o

delays in the Company’s efforts to manufacture key components in the United States to mitigate the risk of an injunction order, which as of June 2018, were not progressing as quickly as planned, and completion of U.S. manufacturing capabilities by the end of 2018 was unlikely; and

o	continued uncertainty related to the Company’s ability to commercialize, achieve comparable performance of and market acceptance of the Next GEM.

November 2018 Grants

The Board determined the fair market value of the Historical Class B Common Stock of the Company to be $5.04 per share as of November 2, 2018. The Board based its determination on several factors, including a third-party Valuation Report valuing the Historical Class B Common Stock at $5.04 per share as of September 30, 2018 (the “September 2018 Valuation Report”).

The price paid by the investor group for the Series D-1 Preferred Stock in October 2018 was considered the primary data point in the Company’s conclusion of implied BEV. As such, the BEV was derived, taking into consideration the positive factors as well as certain negative impacts described below, using the OPM backsolve for the sale of the Series D-1 Preferred Stock at $12.73 per share. The Series D-1 Preferred Stock financing was led by Meritech Capital Partners, an existing investor in the Company who funded 57% of the round. In addition, the Company also received investments from existing investors such as Wells Fargo and Fidelity; however, a large portion of existing investors chose not to participate in this financing, thus giving up their pro-rata participation rights. As previous investors in the Company, the purchasers of the Series D-1 Preferred Stock had invested in the Company when it was in its early stage and were considered informed and prudent investors. Because these investors paid an appreciable increase in the price per share of the Series D-1 Preferred Stock ($12.73 per share) compared to the price per share of the Series D Preferred Stock ($9.57 per share) sold in April 2018, and because some existing investors gave up their pro-rata participation rights, the Company concluded that the price per share of the Series D-1 Preferred Stock represented a meaningful indication of fair market value for the Company. Finally, during this time period, the DLOM decreased to 29.4% as more clarity regarding risks in the business became known and certainty in the annual financial performance increased.

The September 2018 Valuation Report identified several factors driving the increase in fair market value of the Historical Class B Common Stock from $3.59 to $5.04. There were also business and litigation related risks negatively impacting the Company’s outlook. Events between the June 2018 Valuation Report and the September 2018 Valuation Report included:

•	drivers of the increase from $3.59 to $5.04, including

o	increases in revenue forecasts and continued overachievement of trailing twelve-month revenue targets;

o	the signing of a term sheet and the commencement of due diligence for the acquisition of Spatial; and

Securities and Exchange Commission	July 29, 2019

o	the anticipated closing of the sale of the Series D-1 Preferred Stock.

•

factors which negatively impacted the fair market value of the Historical Class B Common Stock and contributed to its discounted value as compared to the Series D-1 Preferred Stock sold in October, 2018. Specifically:

o	the Litigation Matters and the associated business and product design risks, generally;

o

the September 2018 Initial Determination by an Administrative Law Judge in the ITC Case, in which the judge found that the Company’s GEM microfluidic chips infringed Bio-Rad’s patents and recommended an exclusion order and a cease and desist order for the Company’s GEM microfluidic chips, a key component of the Company’s products and without which the Company could not continue to sell its products to its customers;

o	the uncertainty surrounding the upcoming trial in the Delaware Action, which had been scheduled for November 5, 2018 with a verdict expected to be issued on or about November 14, 2018;

o

further delays into early 2019 of the expected completion of U.S. microfluidic chip manufacturing capabilities to mitigate the risk of an exclusion order after initial test production runs failed to meet the Company’s manufacturing tolerances; and

o	continued uncertainty related to the Company’s ability to validate and commercialize the Next GEM in time for an April 2019 targeted launch goal.

Conclusion

The Company believes it has fully complied with all applicable rules and regulations for the determination of fair market value, including the best practices outlined in the AICPA Guidelines, during the Review Period.

The Company believes that the fair market values determined by the Board for the shares of Historical Class B Common Stock underlying each option grant are appropriate and the above described process and assumptions demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair market value at each valuation date during the Review Period.

As noted above, the Company will respond to the remainder of Comment #33 in a subsequent response as soon as the necessary information becomes available.

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Securities and Exchange Commission	July 29, 2019

Please do not hesitate to call me at (650) 251-5130 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Kevin Kennedy
Kevin Kennedy

cc:	Serge Saxonov, Chief Executive Officer,

Eric Whitaker, General Counsel and Secretary

10x Genomics, Inc.